Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO APPOINTS GOODMAN TO BOARD OF DIRECTORS

September 15, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce that Mr. Leslie Goodman has been appointed to its Board of Directors, effective immediately.

Mr. Goodman has an excellent understanding of the financial markets with a particular expertise in the London and New York financial communities, having spent over 30 years in the investment banking and insurance industries. Mr. Goodman is a non-practicing and qualified Solicitor of the Supreme Court in London and holds an MA in Law from Cambridge University, England.

During his extensive business career, Mr. Goodman has held numerous executive level positions including those of Director of leading investment banks Barclays de Zoete World Limited and Hill Samuel; CEO of ACE London Limited and Jardine Lloyds Advisors Limited; and Executive Chairman of Barbon Insurance Group Ltd. Mr. Goodman has also served as Director or Chairman of various public business entities involved in manufacturing, mining, oil & gas, and telecoms.

Mr. Goodman commented, “I am very pleased to have been invited to join Genco’s Board of Directors. I have always believed in the quality of La Guitarra Mine, the Company’s principal asset. I look forward to working with colleagues on a strong Board to help Genco realize its full potential, and thus create substantial value for shareholders.”

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.